Exhibit 99.1

PRESS RELEASE

CANADA, US and EUROPE

TELUS Corporation completes acquisition of Competence Call Center through TELUS International

Merger adds significant scale, growth and diversity to TELUS International
Expands European presence, operations, and client base

Further growth potential positions TELUS International for an initial public offering in the next 12-24 months

Vancouver, Canada; Las Vegas (February 4, 2020) — TELUS Corporation (T-TSX; NYSE-TU) and its global arm, TELUS International - a customer experience innovator that designs, builds and delivers next-generation digital solutions for some of the world’s most established brands, today confirmed the close of their previously announced acquisition of Competence Call Center (CCC). TELUS International now holds a 100% interest in CCC.

The merged company has an expanded portfolio of customer experience, digital transformation, content moderation, IT lifecycle, advisory and digital consulting, risk management, and back-office support that will enable new go-to-market opportunities and drive growth.

“We are committed to creating a friendlier future for citizens globally; one in which technology supports the security and integrity of the data and information we process every day,” said Darren Entwistle, President and CEO of TELUS. “Through this important acquisition, our TELUS International team will benefit from the thought leadership, skill and dynamic insights of more than 8,500 CCC employees across 11 European countries, supporting our global customers with innovative digital solutions. We are thrilled to welcome these new team members to our TELUS International family. Importantly, this represents our largest ever international transaction, as we augment our TELUS International employee base to almost 50,000 team members, delivering service and support in over 50 languages from more than 50 delivery centres in 20 countries across North and Central America, Europe and Asia.”

“We’re so pleased to see the culmination of our team’s remarkable efforts, passion and diligence with the merger of TELUS International and CCC - two like-minded organizations similarly focused on putting customers first, caring for team members, and investing in the communities where we operate,” said Jeff Puritt, President and CEO, TELUS International. “In addition to the many benefits stemming from the significant influx of top industry talent, CCC’s core business and complementary products, services, locations and languages will enable us to access new high-growth markets and position us as a valuable strategic partner that can deliver innovative end-to-end solutions for clients.”

“CCC is TELUS International’s third sizeable acquisition in less than three years, further fueling our momentum to achieve impressive growth targets and establish an enhanced scope of global operations, while simultaneously gaining the requisite depth and breadth of expertise in next-gen technology and content moderation to differentiate ourselves and compete aggressively in the marketplace,” continued Puritt. “These successful mergers, in conjunction with ongoing healthy organic growth that includes new sites opened in Guatemala City, Chengdu and Manila in 2019, have provided the necessary scale and breadth to realize a meaningfully expanded enterprise value and contemplate a public listing in the next 12 to 24 months, positioning TELUS International for continued growth in the years to come.”

TELUS International will continue to focus on partnering with clients in the fast-growing tech, travel and hospitality, financial services and fintech, telecommunications, games and healthcare industries, and CCC has an established presence in the content moderation space, counting large, well known global brands and social media companies as its customers.

“Today is an extraordinary and remarkable day in the successful 22-year journey of our company,” said Christian Legat, CEO, CCC. “With the official close of our partnership with TELUS International, we are excited to begin realizing the numerous benefits of bringing together our highly-engaged teams to pool our knowledge and skills, as well as our companies’ resources and geographic footprints to deliver more fulsome, first-class customer experiences from more regions around the world.”

The acquisition is expected to add significant scale to TELUS International, an important and differentiated growth driver for TELUS, and will support TELUS’ consolidated financial and operating results including revenue, EBITDA and free cash flow growth as previously disclosed. The acquisition of CCC will be immediately revenue and EBITDA accretive to TELUS and TELUS International, as well as EBITDA margin accretive to TELUS International. Additionally, given the low capital intensity of the combined businesses, the transaction is also expected to support immediate free cash flow expansion.

Both companies have earned numerous industry accolades over the years. Most recently, TELUS International received an Achievers 50 Most Engaged Workplaces® Award for the third consecutive year in 2019 and Gold in the Employer of the Year category for Business Services at the 2019 Stevie® Awards for Great Employers, and CCC was honoured with the 2019 CCV Quality Award for customer satisfaction.

Barclays and Rothschild & Co served as joint financial advisors and Shearman & Sterling LLP served as legal counsel to TELUS International for this transaction.

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About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with CAD$15 billion in annual revenue and 15 million customer connections spanning wireless, data, voice, entertainment, security and health solutions. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. Driven by our passionate purpose to lead the world in social capitalism, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than CAD$700 million and 1.4 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. For more information about TELUS, please visit telus.com.

About TELUS International

TELUS International focuses on the value of human connection to design, build and deliver high-tech, high-touch customer experiences powered by next-gen digital solutions. With almost 50,000 team members as well as delivery centers across North and Central America, Europe and Asia, TELUS International empowers customer experience innovation through digital enablement, spirited teamwork, agile thinking, and a caring culture that puts customers first. The company’s solutions cover customer experience, digital transformation, content moderation, IT lifecycle, advisory and digital consulting, risk management, and back-office support. Fueling all stages of company growth, TELUS International partners with some of the world’s most disruptive brands from fast-growing tech, financial services and fintech, games, travel and hospitality, and healthcare industries. The company serves clients in over 50 languages. TELUS holds a ~63% interest in TELUS International with Baring Private Equity Asia and Competence Call Center management holding the remaining ~33% and ~3%, respectively. Learn more at: telusinternational.com.

Forward-looking statements:

This news release contains statements about expected future events, including, but not limited to, statements relating to the expected benefits of the transaction, enterprise value and plans for its integration and potential plans and timing of an initial public offering (IPO) by TELUS International. By their nature, forward-looking statements require TELUS to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the expected benefits of the transaction will be realized or that an IPO by TELUS International will be completed within the targeted time frame or at all. There is a significant risk that the forward-looking statements will not prove to be accurate. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in TELUS’ 2019 third quarter Management’s discussion and analysis and 2018 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

For more information, please contact:

TELUS International Media Relations

Ali Wilson
(604) 328-7093

ali.wilson@telusinternational.com

TELUS Media Relations

François Gaboury

(438) 862-5136
francois.gaboury@telus.com

TELUS Investor Relations

Ian McMillan

(604) 695-4314

ir@telus.com